UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                K2 DIGITAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   482731106
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                                 (CUSIP Number)

                                DECEMBER 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [    ]       Rule 13d-1(b)

         [ X ]        Rule 13d-1(c)

         [   ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No.482731106                                Page   2  of  4  Pages
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 1         NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Joseph Besecker
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)

           (a)  ______
           (b)  ______
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 3         SEC USE ONLY

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 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

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                     5        SOLE VOTING POWER

                              0 shares
    NUMBER OF        -----------------------------------------------------------
      SHARES         6        SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                  44,800 shares
       EACH          -----------------------------------------------------------
    REPORTING        7        SOLE DISPOSITIVE POWER
      PERSON
       WITH                     0  shares
                     -----------------------------------------------------------
                     8        SHARED DISPOSITIVE POWER

                              44,800  shares


--------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   44,800 shares

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10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (See Instructions)


--------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   1.29

--------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON (See Instructions)

                   IN


--------------------------------------------------------------------------------



SCHEDULE 13G                                                       PAGE 3 OF 4
JOSEPH BESECKER


ITEM 1.

         (a)      The name of the issuer is K2 Digital, Inc.

         (b) The address of the issuer's principal executive office is 30 Broad Street, New York, New York, 10004.

ITEM 2.

         (a)      The name of the person filing is Joseph Besecker.

         (b) The address of the principal office of the person filing is 160 North Pointe Blvd., Suite 200, Lancaster, Pennsylvania 17601.

         (c)      Citizenship is the United States.

         (d) The title of class of security is common stock, $.01 par value per share.

         (e)      The CUSIP number is 482731106.

ITEM 3.

         Not applicable.

ITEM 4.

         (a) The amount beneficially owned is 44,800 shares of common stock, all of which are held by CJ Jeb Ventures, of which Mr. Besecker is a general partner and has shared voting and shared dispositive power of the stock.

         (b)      The percent of class is 1.29%.

         (c)(i) The number of shares as to which Mr. Besecker has sole voting power is 0.

         (c)(ii) The number of shares as to which Mr. Besecker has shared voting power is 44,800.

         (c)(iii) The number of shares as to which Mr. Besecker has sole dispositive power is 0.

         (c)(iv) The number of shares as to which Mr. Besecker has shared dispositive power is 44,800.

ITEM 5.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x/].

SCHEDULE 13G                                                  PAGE 4 OF 4
JOSEPH BESECKER


ITEM 6.

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7.

         Not applicable as a parent holding company has not filed this schedule.

ITEM 8.

         Not applicable as a group has not filed this schedule.

ITEM 9.

         Not applicable.

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                       JANUARY 25, 2001
                                                  Date ------------------

                                                       /S/JOSEPH BESECKER
                                                       -------------------
                                                  Signature

                                                       JOSEPH BESECKER
                                                       -------------------
                                                       Name/Title